FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For August 11, 2026

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

33 Old Broad Street

London EC2N 1HZ
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of (i) $1,250,000,000 aggregate principal amount of 5.203% Senior Callable Fixed to Fixed Rate Notes due 2032 and (ii) $1,250,000,000 aggregate principal amount of 5.696% Senior Callable Fixed to Fixed Rate Notes due 2037, Lloyds Banking Group plc is filing the following document solely for incorporation into the Registration Statement on Form F-3ASR (File No. 333-287829):

Exhibit List

Exhibit No.	Description
1.1	Underwriting Agreement for the 5.203% Senior Callable Fixed to Fixed Rate Notes due 2032 and 5.696% Senior Callable Fixed to Fixed Rate Notes due 2037, dated as of August 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	August 11, 2026	By:	/s/ Kristofer Middleton
			Name:	Kristofer Middleton
			Title:	Head of GCT Capital Markets